THE AMERICAN ENERGY GROUP, LTD.

1 Gorham Island, Suite 303

Westport, Connecticut 06880

(203) 222-7315

June 12, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: H. Roger Schwall, Assistant Director

Re:	American Energy Group, Ltd. Form 10-K for Fiscal Year Ended June 30, 2014 Filed October 14, 2014 File No. 0-26402

Dear Mr. Schwall:

The American Energy Group, Ltd. is in receipt of your letter dated March 13, 2015. This letter shall serve as our response to your comments.

Form 10-K for the Fiscal Year Ended June 30, 2014 - Financial Statements

With respect to the comments to Note 1, there is pervasive evidence of an arrangement, delivery has occurred and the price is determinable because the gas is sold in-Country by Hycarbex under an Extended Well Test arrangement with the Government of Pakistan at volumes which are reported by Hycarbex in Pakistan Petroleum Information Service (PPIS), whose internet access is at www.ppisonline.com, a Government publication. Under an Extended Well Test arrangement, pricing remains constant with the only deviation being based upon the BTU content. The BTU content remains constant with only minor deviations of 10 BTU or less within a given geologic structure. The actual payments received by American Energy Group, Ltd. in late 2011 were based upon a net price of $1.80 per MMCF/day at a BTU measurement of 824 BTU per 1,000 BTUs. By way of example, if the BTU content moved from 824 to 830, the price would move from $1.80 to $1.81. This BTU consistency is the portion of the receivable determination which is based upon assumption. Given the PPIS exact reported volumes for each month of gas production, and given a price formula which is based on BTU content which within the geologic structure does not materially deviate, the revenue can be determined within a very immaterial amount. The wording in the financial statement footnote that you refer to is carryover language and is obsolete. We will update future filings to remove this language.

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With respect to your comment that our risk factor appears to be contrary to our position that collection is reasonably assured under SAB 104, the risk factor is intended to be conservative in declaring risk. The particular factor also specifically covers risks inherent in further development of the Yasin concession block. The final risk factor sentence states that investors should not “rely” on the expectation of ultimate collection, but this is a conservative manner of stating that collection could not be assured to any investor. This would not change the fact that at the time of the report, collection was “reasonably assured” due to the following circumstances: (1) By Order dated September 25, 2013, the ICC Arbitration Tribunal ordered Hycarbex and Hycarbex Asia to pay to The American Energy Group, Ltd. 18% of all sales proceeds received between August 2011 and December 2012, to further pay 18% of all future sales proceeds during the pendency of the arbitration proceedings, and to direct the third party gas purchaser to pay direct to American Energy Group, Ltd. 18% of all future sales proceeds during the pendency of the arbitration proceedings; (2) for the 12 months ending June 30, 2014, and for the three months thereafter ending September 30, 2014, the monthly production levels from the existing well were between 8 and 10 million cubic feet of gas per day, levels which were more than sufficient to assure payment of the receivable; and (3) in August, 2014, after the end of the fiscal year but before the filing of the 10-K on October 14, 2014, The American Energy Group, Ltd. obtained an injunction in the Karachi, Pakistan High Court against Sui Southern Gas Company Limited, the purchaser of the gas, which prohibited Sui Southern from paying to Hycarbex the 18% of gross production associated with the receivable and thus retaining the revenue in Sui Southern’s possession. The statement that the “counter party has financial difficulties” was carryover language that was obsolete. The actual counter party was not involved in bankruptcy proceedings and is deemed to have the wherewithal to pay the required royalties based on the actual reported volumes. For these reasons, the revenue recognition requirements outlined in SAB 104 were met.

The American Energy Group, Ltd.’s determination to reserve against its oil and gas receivable for the quarter ended March 31, 2014 was driven by the repeated delays in collection, despite formal administrative rulings identifying the balance due to the The American Energy Group, Ltd., the legal requirement to be paid directly from the operator and the legal requirement for Hycarbex to escrow funds from production to be forwarded to The American Energy Group, Ltd. The events outlined in the paragraph above were some of the circumstances that caused us to change our view regarding the collectability of the receivable. In addition, as we considered the requirements of SAB 104 at the end of the fourth quarter, we contemplated the apparent disconnect between our analysis that revenue was recognized as “collection was reasonably assured”, but that collection was doubtful due to the delays noted. The disconnect was inadvertent and considered conservative.

Subsequent to filing the 10-Q for the quarter ended March 31, 2014, we obtained additional confirmations that collection was, in fact, reasonably assured. The new circumstances contributing to this position were the circumstances surrounding the final arbitration proceedings which were originally scheduled to commence in February, 2014, but were postponed until June, 2014. Hycarbex and Hycarbex Asia did not appear at the proceedings in June, 2014, after the postponement, making the likelihood of success in the arbitration extremely high, since it then became an ex parte proceeding where only one party’s evidence, being The American Energy Group, Ltd., was received and considered by the Arbitration Tribunal. The extremely high likelihood of success fortified the belief that the final award, when issued, would not diminish the relief granted in the September 25, 2013 interim Order discussed above. These assumptions were justified as correct in that the final Award issued by the Arbitration Tribunal on April 15, 2015, was completely in favor of The American Energy Group, Ltd.

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With respect to the comments to Note 7 pertaining to the Sanjawi and Zamzama North petroleum concession working interests owned by The American Energy Group, Ltd., please note that the operator is not having financial difficulties, as you state. This is a completely different operator than Hycarbex. The operator of the Sanjawi and Zamzama North licenses is Heritage Oil Limited, a renowned operator with operations in several countries on multiple continents whose stock is traded on the London Stock Exchange. In assessing impairment, our analysis was performed for each reporting period. Set forth below is an excerpt of our periodic review and analysis for impairment of our nonproducing assets:

History

In October of 2009, The American Energy Group, Ltd (AEGG) issued 2,000,0000 shares of its common stock to Hycarbex, Inc. for working interests in the Sanjawi Block No. 3068-2 and the Zamzama North Block No. 2667-8 ... At the time of the execution of this sale agreement, the trading value of AEGG stock was $ 0.72/share, resulting in a recorded value of $1,440,000 at the time of execution. AEGG also paid a $100,000 commission to close the transaction. In addition, AEGG issued 100,000 warrants with a three year expiration to purchase an additional 100,000 shares of AEGG common stock at $1.75/share, resulting in an additional $43,914 capitalized cost. Total cost capitalized related to these acquisitions is $1,583,914. Included in the sales agreement the parties agreed that the value of the acquired interests approximated $3,500,000.

Current Status

Heritage Oil Limited is the operator of both of the acquired blocks. Other working interest participants in the two blocks are Sprint Energy Limited and Trakker Energy Ltd.

Following is an excerpt from the Heritage Oil Website:

SANJAWI

Heritage has a 54% interest and is operator of the Sanjawi license (number 3068-2) in Zone II (Baluchistan) which was awarded in November, 2007, and which covers a gross area of 2,258 square kilometres. The Block is considered prospective due to an oil discovery to the west, a number of gas fields to the south-east and the presence of oil seeps in the license. The license area is dominated by a series of broad east-west trending surface features including the large Dabbar and Warkan Shah anticlines, the former being some 300 square kilometres in area.

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ZAMZAMA NORTH

In December 2008, Heritage obtained a 48% interest in the Zamzama North license (number 2667-8) and was appointed operator. The Zamzama North license covers an area of 1,229 square kilometres and is located in the South of Pakistan, in the western part of the Sindh Province, approximately 200 kilometres north-west of Hyderabad.

There is considerable infrastructure in the area as one of the main pipelines runs through the license and any discovered hydrocarbons could be readily connected. The Zamzama Gas Field, a major gas field in production, lies immediately to the south of, and adjacent to, Zamzama North.

Using the current seismic database Heritage has mapped a number of structural prospects and leads and a drilling programme is under consideration. The database comprises some 1,000 kilometres of good quality 2D seismic data.

Development activity has always been expected by Heritage, as the operator, based upon the above statements set forth on its website. Additionally, in the Heritage December 31, 2013 financials set forth on the website, the Sanjawi and Zamzama North concessions continue to be carried with no impairment recorded against them.

Management has had verbal communications with other working interest representatives in these concessions which have indicated that these concessions hold world class potential discoveries of natural gas. It is also believed by management that our litigation with Hycarbex and current Hycarbex management, has delayed the development of these concessions, as Heritage awaits the successful outcome.

With respect to the comments regarding Exhibits, such exhibits and appropriate references will be provided in all future filings.

With respect to your closing comments on page 3 of your March 13 letter, The American Energy Group, Ltd. further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

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•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

The American Energy Group, Ltd.

R. Pierce Onthank, President and CEO

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